September 24, 2025

Ju Liu
Chairman of the Board
Sibo Holding Limited
Suite 3210, 32/F, Champion Tower
3 Garden Road, Central
Hong Kong

       Re: Sibo Holding Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 19, 2025
           File No. 333-289242
Dear Ju Liu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Underwriting, page 120

1. We note your disclosure in this section and in the form of underwriting agreement filed as Exhibit 1.1 that you appear to plan offering securities in this offering using multiple underwriters. Specifically, we note your references to "underwriters" on the cover page, pages 120 through 123, and page 126. We also note that your underwriting agreement refers to underwriters named on Schedule 1, but
Schedule 1
       currently lists only R.F. Lafferty & Co., Inc. without specifying the number of shares to be distributed by this underwriter. If you plan to have multiple underwriters for this offering, please revise to include additional underwriters on the cover page and in the underwriting section. In the alternative, revise your disclosure to clarify that you do not intend to hire additional underwriters.
 September 24, 2025
Page 2

       Please contact Jee Yeon Ahn at 202-551-3673 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Kevin (Qixiang) Sun, Esq.